EXHIBIT 99.101
[GOLDER ASSOCIATES LOGO]

CONSENT OF GOLDER ASSOCIATES LTD.

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Mercator Minerals Ltd. with the United States Securities and Exchange Commission in connection with (1) the “NI 43-101 Technical Report El Pilar Project” dated April 27, 2009 (the El Pilar Report”), (2) the annual information form of the Corporation dated March 31, 2010 and (3) the annual information form of the Corporation dated March 31, 2011, which includes reference to our name in connection with information relating to the El Pilar Report and the properties described therein.

Date:  November 8, 2011

GOLDER ASSOCIATES INC.
/s/ David A. Kidd By: David A. Kidd Title: